Exhibit 99.69

Certain infomiatioii contained herein has been redacted on the basis that disclosui e of such infolination would would violate confidentiality provisions or be prejudicial to the interests of Highlander Silver Corp. DEBT SETTLEMENT AGREEMEh T THIS AGREEMENT is niade as of December 18, 2025 AMONG: EQUINOX GOLD CORP. (“Equinox”). HIGHLANDER SILVER CORP. (“Highlander”) WHEREAS: A. B Execution Copy C. Hiphlonder and Bea 1 ’ Creek we pioposing to entei into in aiianpement ameement (the “Arrangement Agreement”) pinsuant to which Highlander will acquMe all of the outstondinp equity securities of Bear Creek in accoi'dance with a plan of arrangement (the “Arrangement”) under the Busmess Corporations Act (Biitish Columbia) : and D. Highlander and Equinox wish to settle the Oblipotions (os defined below) on the teens and conditions as ore more pai4icularly set out iii this Agreement. NOW THEREFORE THIS AGREEMENT WITNESSES thot in consideiotion of the mutual covenants and agreements contained in this Agreement, the parties ogree as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions In this Agreement, unless something in the subject ruattei oi context is inconsistent therewith: “2536062” means 2536062 Ontario Inc., a corpoiation existing under the laws of the Province of Ontario. “Affiliate” menus, with respect to any Person, any othei Person which directly or indirectly, through one or moie interinedioi'ies, Contiols, or is Contiolled by, or is under common Contiol with . such Person . “Agreement” means this Debt Settlement Agreement and the Schedules attached to this Agi'eement end all amendments, restatements or i'ep 1 acements to this Agreement mode by written agreement between the Parties .

- 2 - “Arrangement” has the meoninp set oiit in the iecitals, obove. “Arrangement Agreenient” has the meoning set out in the iecitals, obove. “BCMC Branch” ineons Bear Cieek Mining Company Siicuisol del Peru, the Peluvion branch of Beni Cieek Exploration Company Ltd . , a company existing under the lows of the Piovince of British Columbia and o wholly - owned subsidiary of Bear Creek . “Bear Creek” means Bear Creek Mining Corpoiation, a company existing under the laws of the Piovince of Bi'itish Columbia. “Bear Creek Peru” means Bear Creek Mining S.A.C., a sociedad oiiómmo cerrorlo existint under the laws of the Republic of Peiu and an Affiliate of Beoi Cieek. “Business Day” means any day othei than a Saturday or Sunday oi a day thot is a statutory holiday under ony laws applicable in Vancouver, British Coliunbia. “Closing” hos the ineaning given to it in Section 2.1. “Collateral” “Collateral Agent” means Sandstone Gold Ltd . , os collateial agent for the benefit of and on beholf of the Cieditois (os defined in the Second Amended end Restated Inteicreditor Agreement) . “Collateral Agent Release Direction” meons o colloterol agent release direction in the form set out ct Schedule E . “Control” meons the possession, directly or indirectly, of the powei to direct oi cause the direction of the management or policies of o Person, whethei through the ability to exercise voting power, by contiact oi otherwise . “Corani Royalty Agreement” means a royolty ogieement in the forin set out et Schedule C .

- 3 - “Governmental Body” means any applicable federal poveinment or of ony political subdivision theieof, whether stote, provincial, teiiitorial, municipal oi’ local, and any ogency, authority, insMunentolity, iepulotory body, court, commission, arbitiator, oibitrotion tribunal or other tribunal or other entity exeicising executive, legislative, judicial, taxing, regulatory or administrative powers oi fhnctions of or pertaining to goveinment in ony locol oi foreign jiuisdiction . “Insolvency Laws” meons any of the Baiikrnptm• aiirl Iiisolvenm• Act (Conada), the Companies Crerlitors Arrangement Act (Conada), the 0 mating - Up aiirl Restriictw iwg Act (Conada), the Mexican Bankniptcy Low (Let de Coiicwsos Mercantiles ) and United Stotes Bankruptcy Code (Title 11 U.S.C.), each as now end hereafter in effect, any successors to such statutes and any other applicable insolvency, bankniptcy, liquidation, ieorpanization, arrangement or ielief of debtoi or othei similar law of any juiisdiction or ony similar, analogous or equivalent lepislotion of any other country or subdivision thereof, including ony statute which may be used by a Person to propose an arrangement to cieditois (including the oiianpement provisions of the Canada Busmess Corporations Act (Conada) and provincial business corpoiations legislation as now or hereafter in effect) or permitting a debtoi to obtoin a stay oi o compromise of the claims of its creditors against it. “Lien” means (a) with respect to any Property, any mortgage, deed of tiust, firleicoiiiiso, lien, pledge, hypothec, enciunbiance, charge, assignment, consipmnent, seciuity interest, royalty interest, adverse cloiin oi defect of title in, on oi of the Property ; (b) the interest of o vendoi or lessor under any conditional sale agreement, capital lease or title ietention agreement relating to an asset : (c) any piuchase option, call or siiniloi right of a third party in respect of any Property : (d) ony netting arrangement, set off oiianpement, defeosonce arrangement or other similar arrangement arising by contract (other than customary netting arrangements undei hedging agreements and customary bankers' liens) : and (e) any other agreement, tiust or arrangement thot in substance seciues the payment oi performance of ony debt, liability oi obligation . “Mercedes Project” meons the Mercedes mine pioject located in Sonora Stote, Mexico, approximately 250 kilometeis northeast of Herinosillo, Sonoia ’s copitol city, end 300 kilometers south of Tiicson, Arizona . “MGH” ineans Meicedes Gold Holdinps, S . A . de C . V . Sociedad Aiiómmo ne Capital Vai iable existinp iindei the laws of Mexico and an indiiect wholly - owned subsidíoiy of Bear Cieek, as o puarontor under certoin Tronsoction Documents . “Mine Owner” means Mineia Mercedes Mineiales S . de R . L . de C . V . (foinierly Mineia Mei'idion Mineroles S . de R . L . de C . V . ), n Sociedad ale fiesporsob//iJoJ J/iii//aJa ale Capital Var iable

- 4 - existing iindei the laws of Mexico and an indirect wholly - owned subsidiary of Bear Cieek, as o puarontor under certain Transection Documents. “Obligors” means, collectively, Beni Cieek, eoch Giuiiantor and “Obligor” shell mean any one of them. “Outside Date’ “Party” means eoch party this agreement, end any of them. “Person” means and includes natural persons, coiporations, limited partneiships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, tiusts, banks, tiust companies, lend tiusts, business trusts or othei oi ganizations, whethei oi not legal entities, end Goveinmental Bodies . “Property” means, with respect to any Person, any oi all of its present or aftei - acquired undertaking, property and assets . “Property Security Legislation” means, with respect to ony applicable jiuisdiction, the real and personal property seciuity oi other similar, analogous or equivalent legislation in effect therein from time to time or any other legislation thot goveius the granting or enfoicement of Liens by companies, corpoiations or other Persons in any applicable jurisdiction .

“Real Property” meons all reel pioperty interests, all mineial claims, mineral lenses and other mineral rights, concessions end interests, and all surface access rights held by any Obligoi relating to the Meicedes Project, and oll buildings, stiucttues, impioveinents, appurtenances and fixtures theieon or attached thereto, whether created pi'ivately or by the action of ony goveinmental body . “Real Property” shell also include ony ten extension, ienewal, replacement, conversion, division or substittition of ony such reel property interests, mineral claims, mineral leases, mineial rights, concessions or interests, and surface occess i'iphts, owned oi in iespect of which on interest is held, directly or indirectly, by any Obligor at ony time dining the ten of this Agreement, whether or not such ownership or interest is held continuously . “Second Amended and Restated Intercreditor Agreement” meons the second amended and restated intercieditoi agreement dated os of June 20 , 2025 among, ziiter altos, the Collateral Agent, Sandstorin Gold Corp . , the Noinod Stream Agent (as defined theiein), Eqiiinox Gold Corp . , Bear Creek, 2536062 , MGH, the Mine Owner, 1368445 B . C . Ltd . end Bear Creek Peru .

“Transaction Documents' 2. Currency Except where otheiwise expressly provided, all monetary amounts in this Agreement are stated and shall be poid in United States dollars . 3. Headings The division of this Agreement into Articles and Sections and the insertion headings are foi convenience of reference only and shall not effect the construction oi interpretation of this Agreement . The tens “hereof, “hereunder” end similar expressions refei to this Agreement and not to any particular Article, Section or othei portion heieof and include any agreement supplemental heieto . Unless something in the subject matter or context is inconsistent therewith, refeiences heiein to Articles, Sections and Schedules are to Articles end Sections of and Schedules to this Agreement . 4. Extended Meanings In this Agreement, woids importing the singular nuinbei only include the pliuol end vice versa, woids importing any pendei include oll genders . The term “includes” or “including” means “including, but not limited to” . A ieference to any entity includes any successor to that entity . 5. Statutory References In this Agreement, iuiless something in the subject inottei oi context is inconsistent therewith oi unless otherwise herein piovided, a refeience to ony statute is to thot stattite as now enacted or as the same may from time to time be amended, re - enacted or replaced end includes ony regulations mode theieunder . 6. Calculation of Time In this Agreement, o period of days will be deemed to begin on the lust day after the event which begon the period and to end ct 5 : 00 p . in . (Vancouver time) on the last day of the period . If, however, the last day of the period does not fell on a Business Day, the pei'iod will teiniinote at 5 : 00 p . m . (Vancouver time) on the next Business Doy . 7. Schedules The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof : - 6 -

- 7 - Capitalized terms used but not otherwise defined in the Schedules have the meanings given to them in this Agreement. ARTICLE 2 DEBT SETTLEMENT 1. Closing Upon satisfaction of the condition piecedents in Article 3 below end ieceipt by Eqiiinox of the following: (a) Cash payment in the amount of US$l,600,000.00 by way of wire tiansfer to the account set out in Schedule B; Delivery of the Coiani Royalty Agreement signed by Beni Cieek Pelu (os caused by Hiphlonder which shall hove exclusive Contiol of Beni Cieek immediately upon completion of the Arrangement) ; (c) (d)

2.2 Release and Discharge Immediately upon ieceipt by Equinox of the Consideration, Equinox agrees that: - 8 -

(h) Eqiiinox ogiees to do all such fhrther acts, end take such additional steps and execute such additional documents as may be iequired to effect the foregoing releases, dischoiges and terminations . 2.3 ARTICLE 3 CONDITIONS PRECEDENT TO CLOSING 1. Mutual Conditions Precedent This Closing shell complete only if eoch of the following conditions precedent has been satisfied in fhll or waived, eoch inoy only be waived with the mutual consent in wi'iting by the Parties ct or before the Closing : (a) theie shall not be ongoing any litigation or proceeding against Bear Cieek, biought by ony Governmental Body or ony othei Person that seeks to restrain, inatei'ially modify or invalidate the Arrangement and no oider that would prohibit, materially modify oi’ iestrain the Arrangement shell be in effect ; and (b) the Arrangement shall have been consummated in accordance with the terms of the Arrangement Agreement .

- 10 - 2. Additional Conditions Precedent to the Obligations of Highlander This Closing shall complete only if each of the following conditions precedent has been satisfied in full or waived, each may only be waived in writing by the Highlander at or before the Closing : (a) the representations and warranties of Equinox contained in this Agreement are true and correct in all material respects as at Closing with the same effect as though such representations and warranties had been made as of the Closing ; (b) all of the covenants and obligations of Equinox to be performed or observed on or before the Closing pursuant to this Agreement have been duly performed or observed in all material respects ; and (c) Highlander shall have received Equinox’s signatures to this Agreement, and Equinox’, Sandstorm Gold Ltd . ’s and 1368445 B . C . Ltd . ’s signatures to the Collateral Agent Release Direction . Each of the foregoing conditions precedent is for the exclusive benefit of Highlander, and Highlander may waive any of them in whole or in part in writing. 3. Additional Conditions Precedent to the Obligations of Equinox This Closing shall complete only if each of the following conditions precedent has been satisfied in full or waived, each may only be waived in writing by the Equinox at or before the Closing : (a) the representations and warranties of Highlander contained in this Agreement are true and correct in all material respects as at Closing with the same effect as though such representations and warranties had been made as of the Closing ; (b) all of the covenants and obligations of Highlander to be performed or observed on or before the Closing pursuant to this Agreement have been duly performed or observed in all material respects . Each of the foregoing conditions precedent is for the exclusive benefit of Equinox, and Equinox may waive any of them in whole or in part in writing. ARTICLE 4 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties of Equinox Equinox hereby represents and warrants to Highlander as follows and acknowledges that Highlander is relying upon such representations and warranties in connection with the matters contemplated by this Agreement : (a) Equinox validly exists as a company in good standing under the laws of the Province of British Columbia . (b) Equinox has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and any related documents to which it will be or is a porty . Equinox hos taken oll corporate action necessary to authorize the execution and delivery, end the observance ondpeifoiniance of its covenants and obligations under, this Agreement and ony ieloted documents to which it will be a porty . (c) This Agreement, when executed end deliveied, will be duly executed and deliveied by Equinox, end will constitute, o legal, valid and binding obligation of Equinox enforceable against Equinox in accordance with its terms, subject to applicable bankniptcy, insolvency, reorgonizotion end other laws of general application limiting the enforcement of creditois’ i'iphts generally end to the feet that specific performance is an equitable remedy available only in the discretion of the court . (d) The execution end delivery of, oi the observance and performance by Equinox of, any covenant, condition oi obligation undei this Agreement or any related dociunent to which it will be a porty does not end will not contravene or result in o material violation of oi o breach or default undei (with or without the givinp of notice or lapse of time, or both), oi in the acceleiation of any obligation under : (i) the articles, by - laws, diiectois’ or shareholders’ resolutions of Equinox; oi the provisions of any material contract, mortgage, security document, obligation, licence, peiniit oi instrument to which Equinox is a porty, or by which Equinox is bound or effected, and which could reasonably be expected to adversely impoct the performance of Equinox's obligations under this Agreement or any related dociunent . (e) Except for lenders end collateial apents holding peneial security inteiests previously granted by Eqiiinox as seciuity for its debt financing arrangements, no Person other then Highlandei hos ony oial or wi'itten agreement, option, right, privilege oi any other right capable of becoming ony of the foiepoing (whether legal, equitable, contractual or otherwise) in iespect of Equinox's inteiest in the Transection Dociunents and Equinox has not assigned any of its interest in the Transection Documents .

- 12 - 2. Representations and Warranties of Highlander Hiphlonder heieby repiesents end warrants to Equinox os follows and acknowledges thot Equinox is relying upon such iepresentations and woiianties in connection with the matters contemplated by this Agreement : (a) Hiphlonder validly exists os o company in good stondinp under the laws of the Piovince of Bi'itish Columbia . (b) Hiphlonder hos all necessary corporate power and capacity to execute end delivei, and to observe and perform its covenants and obligations undei, this Agreement, and to cause BCMC Bianch to delivei the Coroni Royalty Agreement and ony related documents to which it will be or is a party . Hiphlonder has taken all corporate action necessary to authorize the execution and delivery, end the observance ondpeifoiniance of its covenants and obligations under, this Agreement and ony ieloted documents to which it will be a porty . (c) This Agreement and the Coiani Royalty Agreement, when executed end deliveied, will be duly executed end delivered by Highlander or BCMC Bianch, os applicable, and will constitute, a lepal, valid and binding obligation of Highlandei, and to Hiphlonder's knowledge, BCMC Branch, enfoiceoble against it in accordance with its terms, subject to applicable banlouptcy, insolvency, reorgonizotion and other lows of peneial application limiting the enforcement of creditors' riphts peneially and to the feet that specific performance is an equitable ieinedy available only in the discretion of the court . (d) The execution end delivery of, or the observance and peifoiniance by Hiphlonder or BCMC Bianch of ony covenant, condition oi obligation under this Agreement, the Coroni Royalty Agreement or any ieloted dociunent to which it will be o porty does not and will not contravene oi result in o material violation of oi a bieach or default under (with or without the giving of notice oi’ lapse of time, oi both), or in the acceleiation of any obligation under : (i) the articles, by - lows, diiectois’ oi shareholders’ iesolutions of Hiphlonder, or to Highlander's knowledge, BCMC Bronch; or the provisions of any material contract, mortgage, security document, obligation, licence, permit or instiument to which Hiphlonder, or to Hiphlonder's knowledge, BCMC Bianch, is a porty, or by which Hiphlonder, or to Highlander's knowledge, BCMC Bronch, is bound or affected, end which could reosonobly be expected to adveisely impact the performance of Highlandei ’s or BCMC Bronch's obligations undei this Agreement or ony ieloted document . 3. Survival of the Representations and Warranties (a) The rep resentations and warranties set forth in this A eement shall survive the Clo

- 13 - (b) For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement . ARTICLE 5 INDEMNIFICATION 1. Indemnity by Equinox Equinox shall indemnify and save harmless Highlander from and against all losses directly suffered by it (but, for greater certainty, not indirect losses, lost profits or consequential damages) resulting from any inaccuracy or misrepresentation in any representation or warranty set forth herein . 2. Indemnity by Highlander Highlander shall indemnify and save harmless Equinox from and against all losses directly suffered by it (but, for greater certainty, not indirect losses, lost profits or consequential damages) resulting from any inaccuracy or misrepresentation in any representation or warranty set forth herein . ARTICLE 6 COVENANTS 1. Notice of Breach Each Party agrees to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Closing of any event or state of facts which occurrence or failure would, or would be likely to : (a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Closing ; (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Closing ; or (c) result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Article 3 , as the case may be . 2. Transaction Documents Equinox agrees that until the earlier of the Closing or the termination of this Agreement in accordance with Article 7 it shall not modify or amend, in any material respect, transfer or terminate the Transaction Documents .

- 14 - 3. Actions to Complete Agreement (a) Each Party agrees to use reasonable commercial efforts to ensure compliance with all conditions set forth in Article 3 . (b) Notwithstanding any other provisions of this Agreement, Highlander acknowledges and agrees that Equinox is permitted to take any steps it deems advisable to protect its legal and financial interests if any Obligor files or becomes the subject of any proceeding under any Insolvency Laws . 4. No exercise of Conversion Equinox agrees that until the earlier of the Closing or the termination of this Agreement, it will not: (a) exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any of the Obligations ; or (b) take any enforcement action or proceeding under or in connection with any Transaction Document or any Obligations . ARTICLE 7 TERMINATION 1. Termination Events. This Agreement may be terminated and the transactions contemplated hereby may be abandoned: (a) at any time, by the mutual written agreement of Highlander and Equinox; (b) by either Highlander or Equinox at any time prior to Closing, if the other is in material breach or default of its respective covenants, agreements, or other obligations in this Agreement or if any of its representations or warranties in this Agreement are not true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate, and such breach, default or inaccuracy has not been cured within ten (10) Business Days following written notice thereof given by the terminating party ; (c) by either Highlander or Equinox upon written notice to the other, if the Closing has not occurred on or before the Outside Date ; (d) by either Highlander or Equinox if the Arrangement Agreement is terminated in accordance with its terms ; or (e) by Equinox if any Obligor files or becomes the subject of any proceeding under any Insolvency Laws .

- 15 - 7.2 Effect of Termination. If this Agreement shall be terminated pursuant to Section 7 . 1 , all obligations of the Parties hereunder shall terminate, except for the obligations in Sections 8 . 3 , 8 . 6 , 8 . 7 , 8 . 10 and 8 . 118 . 11 . ARTICLE 8 GENERAL 1. Further Assurances Each of the Parties shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement . 2. Time of the Essence Time shall be of the essence of this Agreement . 3. Fees and Expenses Except as otherwise set out in this Agreement, any costs and expenses arising from the transactions contemplated by this Agreement shall be borne by the party who incurred such costs and expenses . 4. Benefit of the Agreement This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties . 5. Entire Agreement This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect hereto . There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement . 6. Confidentiality and Public Disclosure (a) This Agreement, and the contents of this Agreement shall be maintained in confidence by the Parties and not disclosed to any other Person (except as may be required by Securities Laws, the TSX and TSX - V rules or requirements) without the prior written approval of the other Parties, which shall not be unreasonably withheld . (b) Immediately upon one Party determining that they may be required to disclose this Agreement, or any related agreement, or the contents of this Agreement or any related agreement, such Party must provide the other Parties with notice of such required disclosure .

REDACTED – PERSONAL INFORMATION

- 17 - Blake, Cassels & Graydou LLP Suite 3500 — 1133 Melville Street Vancouver, British Colimibia V6E 4E5 Attention: (ii) to Highlander: Highlander Silver Corp. 2500 — 100 King Street West Toronto, Ontario, Canada M5K 2Al REDACTED — PERSONAL INFORMATION Atteutiou: E - mail: REDACTED — PERSONAL INFORMATION with a copy (which shall not coustiflite notice) to: Osler, Hoskin & Harcourt LLP Beutall Four’, 1055 Wiusnniir Street, Suite 3000 Vancouver, British Coliuiibia, Canada V7X lK8 Atteutiou: E - mail: REDACTED — PERSONAL INFORMATION (c) Any notice will be deemed to have been given end received: (i) if personally delivered, then on the day of personal service to the recipient peiTy, provided that if such date is a day other thou a Business Day such notice will be deemed to have been given end received on the lust Business Day following the date of personal service ; (ii) if by pre - paid registered mail, then the lust Business Day, after the expiration of five (5) days following the date of mailing; or (iii) if sent by e - mail md siiccessfiilly transmitted prior to 5 : 00 pm on a Business Day where the recipient is located, then on that Business Day, end if transmitted after 5 : 00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the lust Business Day following the date of transmission . (d) A Party may at any time change its address for fiitiue Notices hereunder by Notice in accordance with this Section. 8.11 Governing Law This Agreement shall be governed by and construed in accordance with the laws of the Province of British Coliuiibia end the federal laws of Canada applicable therein, other thou such laws relating to conflicts of law .

- 18 - 12. Dispute Resolution Any dispute, controversy or claim between the Parties arising out of or relating to this Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by the courts of the Province of British Columbia . 13. Counterparts and Electronic Signatures This Agreement may be executed in two or more counterparts (including counterparts delivered by email), all of which, taken together, shall be regarded as one and the same Agreement . Counterparts may digitally or electronically executed and the Parties adopt any signatures received by such digital or electronic means as original signatures of the Parties . [The balance of this page is intentionally left blank]

IN WITNESS WHEREOF the Parties have coused this Agreement to be executed and deliveied as of the date lust set forth above. HIGHLANDER SILVER CORP By: / sipned / "Daniel Eorle" Name: Daniel Eoi’1e Title: Piesident, CEO & Director EQUINOX GOLD CORP. By: / signed / "Daiiiella Dimitrov" Name: Daniello Dimitiov Title: EVP People, Sustainability and Strategy By: / signed / "Peter Hordie" Name: Petei Hoidie Title: Chief Financial Officer Sigiiotiire page to Deht Settlement Agreement

ALL SCHEDULES REDACTED – COMMERCIALLY SENSITIVE OR CONFIDENTIAL INFORMATION